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                               June 24, 2024

       Robert M. Gorman
       Chief Financial Officer
       Atlantic Union Bankshares Corporation
       4300 Cox Road
       Glen Allen, VA 23060

                                                        Re: Atlantic Union
Bankshares Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            File No. 001-39325

       Dear Robert M. Gorman:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Portfolio, page 61

   1.                                                   We note your disclosure
that commercial real estate (   CRE   ) loans represented one of
                                                        your largest loan
categories at December 31, 2023 and 2022. We also note that non-owner occupied CRE loans
comprised 26.7% of your total loans held for investment (   LHFI   ) as
                                                        of December 31, 2023.
Additionally, we note that the Appendix to your Earnings
                                                        Presentation included
in Exhibit 99.2 to your Form 8-K filed on January 23, 2024
                                                        provides additional
quantitative information about the composition of your non-owner occupied CRE portfolio.
Please revise your future periodic filings to further disaggregate the composition of your
total CRE loan portfolio at each period end to more clearly
                                                        disclose material
geographic and other concentrations to the extent material to an
                                                        investor   s
understanding of credit risk in your CRE loan portfolio. Relevant other concentrations could
include disaggregated disclosure by borrower/collateral type (e.g., office, hotel, retail,
etc.) similar to the information provided in your Earnings Presentation, or by geographic
market, and an average and range of loan-to-value ratios.
 Robert M. Gorman
Atlantic Union Bankshares Corporation
June 24, 2024
Page 2
2. In addition, we note your disclosure on page 18 that CRE loans also typically have larger loan balances, and, therefore, the deterioration of one or a few of these loans could cause a significant increase in the percentage of your non-performing loans. Please revise your future periodic filings to clarify any specific risk management policies, procedures or other actions undertaken by management that address the current CRE environment.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katharine Garrett at 202-551-2332 or John Spitz at 202-551-3484 with any questions.



FirstName LastNameRobert M. Gorman                             Sincerely,
Comapany NameAtlantic Union Bankshares Corporation
                                                               Division of
Corporation Finance
June 24, 2024 Page 2                                           Office of
Finance
FirstName LastName